CHINA CERAMICS CO., LTD.
Craigmuir Chambers
Road Town
Tortola
British Virgin Islands

November 10, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651
Attn: Pamela A. Long, Assistant Director

RE:	China Ceramics Co., Ltd. (the “Company”) Registration Statement on Form F-4 (File No. 333-161557) (the “Registration Statement”)

Dear Ms. Long:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. EST on November 10, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CHINA CERAMICS CO., LTD.

By:	/s/ Paul K. Kelly
Name: Paul K. Kelly Title: Chief Executive Officer